OF SPECIAL INTEREST

MERGER WITH PUTNAM MASTER INCOME TRUST PROPOSED

The fund's Trustees have approved in principle the merger of Putnam Master Income Trust into your fund. Putnam Master Income Trust is a closed-end, multi-sector fixed-income fund whose objectives, strategy and investments are substantially similar to those of your fund. The merger may result in lower expenses for shareholders of each fund due to the larger asset base of the combined fund. A prospectus/proxy statement containing more information about the proposed merger is expected to be sent to shareholders of each fund in November. Completion of the merger is subject to a number of conditions, including final approval by each fund's Trustees and approval by shareholders of each fund at a joint shareholder meeting expected to be held within the coming months.

This report is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of a proxy. To receive a free copy of the prospectus/proxy statement relating to the proposed merger (which contains important information about fees, expenses and risk considera-tions) after a registration statement has been filed with the SEC and becomes effective, please call 1-800-255-1581. The prospectus/proxy statement will also be available without charge on the SEC's website (www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.